RESONANT INC.
110 Castilian Drive, Suite 100
Goleta, California 93117

April 14, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resonant Inc.
Registration Statement on Form S-3 (File No. 333-217255)
Acceleration Request
	Requested Date:	April 18, 2017
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-217255) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Jeff Killian
Jeff Killian
Chief Financial Officer